ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 15, 2021

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Defiance Next Gen SPAC Derived ETF (the “Fund”)
Dear Ms. Brutlag,
This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 681 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on February 24, 2021 (the “Amendment”) (SEC Accession No. 0000894189-21-001063) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
Comment 1.    Please confirm that the purpose of the Amendment was to update the Fund’s principal investment strategy based on changes that were made to the Index methodology.
Response:    The Trust so confirms.
Comment 2.    Please disclose any ongoing role or economic interest the Adviser has in the Index.
Response:    The Adviser has no ongoing role or economic interest in the Index. Consequently, no further disclosure has been added to the Amendment. As noted in the Amendment, the Index is owned and maintained by Indxx, LLC, which partnered with the Adviser prior to the launch of the Fund to co-develop the methodology used to determine the securities included in the Index. The Adviser, however, is not responsible for the ongoing maintenance or administration of the Index or determining which securities are added or deleted from the Index and has no economic interest in the Index. To the contrary, the Adviser pays the Index Provider a fee to license the use of the Index. From time to time, the Adviser may provide feedback to the Index Provider for modifications to the Index methodology based on feedback from investors and the Adviser’s own experience, which the Index Provider may, but is not obligated to, consider and is free to reject at its sole discretion. Importantly, the Adviser provides such feedback on the same basis that any licensee or other person could provide feedback to the Index Provider.

Comment 3.    Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary